190 Carondelet Plaza, Suite 1530, Clayton, MO 63105

April 11, 2016

Mr. Terence O’Brien
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Olin Corporation
Form 10-K for Fiscal Year Ended December 31, 2015
Filed March 1, 2016
File No. 1-1070

Dear Mr. O’Brien:

On behalf of Olin Corporation (“Olin” or “we”), I am writing to respond to the comments of the Staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated March 28, 2016 with respect to the above-referenced filings (the “Comment Letter”).

For ease of reference, each of the Staff’s comments is reproduced below in its entirety in bold face print and is followed by our response.

FORM 10-K FOR THE PERIOD ENDED DECEMBER 31, 2015

Olin’s responses to the Staff’s comments on Olin’s Form 10-K for the period ended December 31, 2015 (the “Olin 10-K”) are set forth below.

Liquidity and Other Financing Arrangements, page 45

Comment 1:

We note your disclosure that as of December 31, 2015, $489.6 million was available under your senior credit revolving facility. Please revise your disclosures to clarify if these amounts are available without violating any covenants. Please refer to Item 303(a)(2)(ii) of Regulation S-K and Section 501.13.c. of the Financial Reporting Codification for guidance.

Securities and Exchange Commission
April 11, 2016

Response 1:
Olin notes that the following disclosure was included within the “Debt” footnote in the Olin 10-K (bold face print added for emphasis):

We were in compliance with all covenants and restrictions under all our outstanding agreements as of December 31, 2015 and 2014, and no event of default had occurred that would permit the lenders under our outstanding credit agreements to accelerate the debt if not cured. In the future, our ability to generate sufficient operating cash flows, among other factors, will determine the amounts available to be borrowed under these facilities. As of December 31, 2015, there were no covenants or other restrictions that limited our ability to borrow.
In future filings, Olin will expand the disclosure in the Liquidity and Other Financing Agreements section of our Management’s Discussion and Analysis of Financial Condition and Results of Operations to include the aforementioned bold face print sentence. If covenants or restrictions are limiting our ability to borrow, we will expand our disclosures of the restrictions in accordance with Item 303(a)(1) of Regulation S-K.

Acquisition, page 72

Comment 2:

We note that the purchase price allocation is considered preliminary. Please provide summarized disclosures that discuss the potential impact of changes in the preliminary purchase price allocations to the acquired assets and liabilities assumed from the Acquired Business. Your disclosures should include the reasons the accounting is incomplete and a discussion of the information precluding the accounting from being complete on an item by item basis. Furthermore, please disclose the nature of any assets or liabilities that may ultimately be recorded as part of the purchase price allocation that the Company is aware of and is currently evaluating but waiting on additional information to the extent applicable. Please refer to ASC 805-20-50-4A for guidance.

Response 2:
As noted by the Staff, Olin’s disclosures within the “Acquisition” footnote in the Olin Form 10-K stated that the purchase price allocation was preliminary. Management believed that the users of the financial statements would reasonably expect that, given the timing of the closing of the acquisition on the October 5, 2015, there was not sufficient time prior to the publication of the Olin 10-K to finalize substantial portions of the required purchase price allocation due to the following:

•	the size of the Acquired Business relative to Olin’s legacy business;

•	the timing of the acquisition occurring in the fourth fiscal quarter of 2015;

•	the global scope and complexity of the Acquired Business; and

•	the complexity of the transaction.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
April 11, 2016

Due to the aforementioned factors, management concluded that disclosures regarding individual assets or liabilities for which the initial accounting was incomplete and the related reasons why the accounting was incomplete would not be necessary or informative to readers of the Olin 10-K. In future filings, beginning with Olin’s Form 10-Q for the period ended March 31, 2016, Olin will expand the disclosure in the “Acquisition” footnote to specify why the acquisition accounting is preliminary and incomplete. Olin will also add disclosures, as applicable, regarding the items, which are preliminary and any assets or liabilities, which may be recorded as we finalize the purchase accounting. We will include the following expanded disclosure which will be modified based on any items which have been finalized (new disclosure in bold face print):
The Transactions have been accounted for using the acquisition method of accounting, which requires, among other things, that assets acquired and liabilities assumed be recognized at their fair values as of the acquisition date. As of March 31, 2016, we are continuing the process of determining the fair values of the Acquired Business’s tangible and intangible assets and liabilities. The purchase price allocation is preliminary until we complete our assessment. The following recognized amounts are subject to change:

•	Amounts for certain balances included in working capital pending receipt of certain information that could affect provisional amounts recorded;

•
amounts for intangibles assets and property, plant and equipment, pending finalization of valuation efforts as well as the completion of procedures confirming the existence and condition of certain property, plant and equipment assets;

•	amounts for income tax liabilities, pending finalization of estimates and assumptions in respect of certain tax aspects of the transaction; and

•	amount of goodwill pending the completion of the valuation of the assets acquired and liabilities assumed.

We will finalize the amounts recognized as we obtain the information necessary to complete the analyses. We expect to finalize these amounts as soon as possible but no later than one year from the acquisition date.

O L I N C O R P O R A T I O N

Securities and Exchange Commission
April 11, 2016

Income Taxes, page 93

Comment 3:

Please tell us the amount of undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested, the deferred tax liability for unrepatriated foreign earnings; and how you complied with the disclosure requirements of ASC 740-30-50-2.

Response 3:
We respectfully advise the Staff that as of December 31, 2015, Olin did not have undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested. Deferred tax liabilities recorded for taxes on unremitted earnings of foreign subsidiaries were $294.8 million as disclosed in the “Income Taxes” footnote within the “Components of Deferred Tax Assets and Liabilities” table. Because there are no undistributed earnings of foreign subsidiaries that are considered to be indefinitely reinvested, we believe the current disclosures are in compliance with the disclosure requirements of ASC 740-30-50-2.

Olin acknowledges that:

•	Olin is responsible for the adequacy and accuracy of the disclosure in Olin’s filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Olin may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

General questions or comments should be directed to me at (314) 480-1447.

Very truly yours,

/s/ Todd A. Slater

Todd A. Slater
Vice President and Chief Financial Officer

O L I N C O R P O R A T I O N